UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 17 November 2015

Orange is proud to obtain two blocks of 700MHz in French spectrum auction

Orange welcomes the results of the spectrum auction in France and is proud to announce that it has obtained two blocks of 5MHz, or a total of 10Mhz, in the 700Mhz band. The auction represents a major milestone for Orange’s development in France and is an essential industrial investment that will enable the Group to reinforce its position as a leader in very high-speed mobile broadband, allowing its retail and enterprise customers to benefit from 2020 and the following decade.

With over 90MHz of spectrum in total, Orange is strengthening its leadership position by holding the French market’s largest spectrum portfolio. Following the attribution of this new set of frequencies, Orange will be the only operator in France to hold 30MHz of low-range “golden” frequencies.

These low-range frequencies, that are notable for their excellent propagation properties, will play a crucial role in the implementation of the Group’s Essentiels2020 strategic plan by enabling Orange to provide an outstanding customer experience at a time of exponential growth in network traffic. The 700MHz frequencies will be used in particular to reinforce the capacity and speed of the Group’s very high-speed mobile broadband network, particularly indoors and in rural areas, and to prepare for the introduction of 5G once this technology is available.

The total amount for the 10MHz of spectrum attributed to Orange is 932 million euros. This corresponds to the average amount paid for low-frequency 4G spectrum in major European countries, and is close to the amount paid by Orange for its 800MHz frequencies in 2011.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 157,000 employees worldwide at 30 September 2015, including 98,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 30 September 2015, including 200 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

ORANGE

Date: November 23, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations